Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Harvest Capital Credit Corporation.

Commission File No. 814-00985

FOR IMMEDIATE RELEASE

Harvest Capital Credit Corporation to Merge into Portman Ridge Finance Corporation

Combined Entity Will be Managed by an Affiliate of BC Partners Advisors L.P.;

Companies to Host Conference Call at 8:30 AM ET on December 24, 2020 to Discuss

NEW YORK, December 23, 2020 – Harvest Capital Credit Corporation (NASDAQ: HCAP) (“HCAP”) and Portman Ridge Finance Corporation (NASDAQ: PTMN) (the “Company” or “PTMN”) announced today that they have entered into a definitive agreement under which HCAP will merge with and into PTMN, a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”).

The transaction has been approved by a unanimous vote of Special Committee of the Board of Directors of HCAP, the Board of Directors of HCAP (other than directors affiliated with HCAP’s external investment adviser who abstained from voting) and the Board of Directors of PTMN. In addition, the Board of Directors of HCAP will recommend that HCAP stockholders vote in favor of adoption and approval of the definitive merger agreement, subject to certain closing conditions.

Transaction Highlights

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The combined company will be externally managed by Sierra Crest and is expected to have total assets of approximately $757 million, and a net asset value of approximately $248 million (each based on September 30, 2020 balance sheets, adjusted for estimated transaction expenses and PTMN’s recent merger with Garrison Capital Inc.);

•	Stockholders should expect to realize net investment income per share accretion following the closing of the transaction;

•	The transaction is expected to deliver operational synergies for the combined company as a result of the pro forma larger scale and elimination of redundant HCAP expenses;

•

Certain significant stockholders of HCAP have entered into voting support agreements with PTMN and agreed to vote their HCAP shares in favor of the transaction, which shares represent in aggregate approximately 31.6% of HCAP’s shares outstanding as of December 22, 2020; and

•	Following the transaction, current HCAP stockholders are expected to own approximately 16.6% of the combined company.

In connection with the transaction, HCAP stockholders will receive aggregate consideration equal to HCAP’s net asset value at closing. This consideration will be funded using PTMN shares (valued at 100% of PTMN’s net asset value per share at the time of closing of the transaction) and, to the extent the required number of PTMN shares exceeds 19.9% of the issued and outstanding shares of PTMN common stock immediately prior to the transaction closing, cash consideration in the amount of such excess. As described below, HCAP stockholders will have an opportunity, subject to certain limitations, to elect to receive either cash or PTMN shares in consideration for their HCAP shares. Additionally, all HCAP stockholders will receive an additional cash payment from Sierra Crest of $2.15 million in the aggregate, or approximately $0.36 per share.

Assuming a transaction based on respective September 30, 2020 net asset values for HCAP and PTMN, adjusted for expected transaction expenses and PTMN’s recent merger with Garrison Capital Inc., the merger transaction (including the Sierra Crest additional cash payment) currently values HCAP shares at approximately $10.11 per share which represents 104% of HCAP’s September 30, 2020 net asset value (net of transaction expenses). Using PTMN’s closing price of $1.80 on December 22, 2020, the merger transaction (including the Sierra Crest additional cash payment) currently values HCAP shares at approximately $7.71 per share, which represents 79% of HCAP’s September 30, 2020 net asset value (net of estimated transaction expenses) and a 30% premium to HCAP’s closing price on December 22, 2020.

If the aggregate merger consideration is to be paid in cash as well as PTMN stock because of the 19.9% stock issuance limitation described above, HCAP common stockholders will have the ability to elect to receive consideration in the form of cash or stock, with the exchange ratio for the total consideration to be paid by PTMN in the merger being determined by the net asset value of HCAP and PTMN as of the closing, calculated as of 5:00 p.m. New York City time two days prior to the closing of the transaction. While each HCAP stockholder will receive the same per share consideration, stockholders receiving PTMN shares will receive a number of PTMN shares equal to the HCAP net asset value per share as of 5:00 p.m. New York City time two days prior to the closing of the transaction divided by the volume-weighted average price of PTMN stock for the 10-trading day period ending two days prior to the date of the closing. HCAP common stockholders may receive consideration from PTMN that includes both cash and stock, depending on their election and the elections of other stockholders. HCAP stockholders who do not make a stock or cash election will be deemed to have elected to receive stock in connection with the merger.

In addition to approval by HCAP stockholders, the closing of the merger is subject to customary conditions. The parties currently expect the transaction to be completed in the second calendar quarter of 2021.

Management Commentary

Ted Goldthorpe, President and Chief Executive Officer of PTMN and Head of BC Partners Credit, stated, “We continue to execute on our strategy of targeting consolidation opportunities that become earnings accretive for shareholders of both PTMN and the acquired company. We have been proactive in identifying specific opportunities where our Company can benefit from greater scale and immediate cost synergies. In past transactions we have successfully benefitted from achieving greater scale, which allows PTMN to both increase position sizes while simultaneously reducing the impact of public company reporting and other expenses. We believe the combined company will benefit from having lower financing costs, a lower blended fee structure, a reduction in public company costs per share and an increased trading liquidity in the equity.”

Joseph Jolson, Chairman and CEO of HCAP, stated, “We believe the combination with PTMN represents a favorable outcome for HCAP investors. As HCAP’s largest non-institutional shareholder, I have agreed to take stock in the merger and to lockup my PTMN position for 90 days post-closing to facilitate greater liquidity for HCAP shareholders who receive shares in the merger. The transaction is expected to be accretive to net investment income of the combined company due to material cost savings, lower investment management fees, and reduced borrowing costs on HCAP’s contributed assets. Finally, HCAP shareholders who receive PTMN shares in the merger can expect to receive regular cash dividends from PTMN on a go-forward basis.”

Transaction Advisors

Keefe, Bruyette & Woods acted as financial advisor to HCAP’s Special Committee. Dechert LLP served as counsel to HCAP and HCAP’s Special Committee and Simpson Thacher & Bartlett LLP served as counsel to PTMN.

Conference Call Details

PTMN and HCAP will host a joint conference call on Thursday, December 24, 2020 at 8:30 am Eastern Time to discuss the transaction. All interested persons are invited to participate on the call and can access the conference call by dialing

(866) 757-5630. International callers can access the conference by dialing (707) 287-9356. Conference ID is 2625868.

A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis by clicking the following link: https://edge.media-server.com/mmc/p/swvbuhcy.

The companies will be utilizing an investor presentation as an accompaniment to the live call, which will be available on HCAP’s website at www.harvestcapitalcredit.com and PTMN’s website at www.portmanridge.com.

About Harvest Capital Credit Corporation

Harvest Capital Credit Corporation (NASDAQ: HCAP) provides customized financing solutions to privately held small and mid-sized companies in the U.S., generally targeting companies with annual revenues of less than $100 million and annual EBITDA of less than $15 million. HCAP’s investment objective is to generate both current income and capital appreciation primarily by making direct investments in the form of senior debt, subordinated debt and, to a lesser extent, minority equity investments. HCAP is externally managed and has elected to be treated as a business development company under the Investment Company Act of 1940. For more information about HCAP, visit www.harvestcapitalcredit.com.

About Portman Ridge Finance Corporation

Portman Ridge Finance Corporation (NASDAQ: PTMN) is a publicly traded, externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. PTMN’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. PTMN’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P..

PTMN’s filings with the SEC, earnings releases, press releases and other financial, operational and governance information are available on PTMN’s website at www.portmanridge.com.

Forward-Looking Statements

This press release, as well as statements made during the conference call, may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between HCAP and PTMN. We may use words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for HCAP will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of the relevant communication. Neither HCAP nor PTMN undertakes any obligation to update forward-looking statements made herein or during the conference call, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of the communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, HCAP and PTMN plan to file relevant materials with the SEC, including a registration statement on Form N-14 (the “Registration Statement”), which will include a proxy statement on Schedule 14A for HCAP, which will be mailed to HCAP’s stockholders and a prospectus for PTMN. The Registration Statement will contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF HCAP ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT INCLUDED THEREIN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT OR VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov or, for documents filed by HCAP, from HCAP’s website at www.harvestcapitalcredit.com and for documents filed by PTMN, from PTMN’s website at www.portmanridge.com.

Participants in the Solicitation

HCAP, its directors, certain of its executive officers and certain employees and officers of HCAP Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HCAP stockholders in connection with the proposed transaction will be contained in the Registration Statement, including the proxy statement included therein, and other relevant materials when such documents become available. This document may be obtained free of charge from the sources indicated above.

Contacts:

Portman Ridge Finance Corporation

650 Madison Avenue, 23rd floor

New York, NY 10022

info@portmanridge.com

Ted Gilpin

Ted.Gilpin@bcpartners.com

(212) 891-5007

Jeehae Linford

The Equity Group Inc.

jlinford@equityny.com

(212) 836-9615

Harvest Capital Credit Corporation

Joseph A. Jolson

Chairman & Chief Executive Officer

jjolson@harvestcaps.com

(415) 835-8970

William E. Alvarez, Jr.

Chief Financial Officer

balvarez@harvestcaps.com

(212) 906-3589

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